                   SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC  20549

                             SCHEDULE 13D/A

                Under the Securities Exchange Act of 1934
                           (Amendment No.  )*

                      TRIQUINT SEMICONDUCTOR, INC.
         ______________________________________________________
                              (Name of Issuer)

                       Common Stock, no par value
            _________________________________________________
                     (Title of Class of Securities)

                               89674K 10 3
                      ____________________________
                             (CUSIP Number)

 Marilyn J. Wasser, 32 Avenue of the Americas, New York, NY 10013-2412
                             (212-387-5400)
                 ______________________________________________

        (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                            December 19, 1994
                      _____________________________
                      (Date of Event which Requires
                        Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ....

Check the following box if a fee is being paid with the statement .X. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)

(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*This document has been revised to reflect a change on the
 signature page.
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                              SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  December 28, 1994



                                   AT&T Corp.



                                   By: Marilyn J. Wasser
                                   Corporate Vice President - Law
                                   and Secretary